U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON D.C. 20549
                         SEC File # 0-6088
                             FORM 12b-25
                    NOTIFICATION OF LATE FILING
                      Cusip #  270312200

[X]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-QSB [ ]Form N-
SAR

                    For Period Ended: December 31, 2003
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
      For the Transition Period Ended: _____________________
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:
					EARTH SCIENCES, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
    					8100 SouthPark Way, B
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City, State, Zip Code
                         Littleton, CO 80120
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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[XX] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [XX] (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and
 [XX] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-KSB could not be filed within the prescribed time period.

The Company will be unable to file its Form 10-KSB for the year ended December 31, 2003 by March 30, 2004 as a result of the time required for its accountants to complete their examination and issue their opinion on the Company's consolidated financial statements.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Mark H. McKinnies			        303		      734-1727
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     (Name)                       (Area Code)       (Telephone No.)

(2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
report(s).    [x]Yes  [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
subject report or portion thereof?       [x]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimateof the results cannot be made.

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EXPLANATION OF ANTICIPATED CHANGES IN RESULTS OF OPERATIONS
Management expects to report a net loss of $189,000 in 2003 as compared to net income of $243,000 in 2002. There are four reasons for the change to a net loss.
1)	The Company spun off its main operating subsidiary in
September 2003, which subsidiary generated significant
profits for the Company;
2)	Cost associated with the spin-off were a non-recurring
significant item of expense in 2003;
3)	The Company incurred a significant provision for doubtful
accounts when a lessor defaulted on payments due; and
4)	The Company's other significant activities are in Canada
where many of its liabilities are denominated in Canadian dollars. The exchange rate from Canadian to U.S. dollars moved significantly during 2003 requiring a significant foreign currency translation adjustment.


                             EARTH SCIENCES, INC.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2004                    By: /s/ Mark H. McKinnies
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                                             Mark H. McKinnies,
                                             President and Chief
                                             Financial Officer